EXHIBIT 99.7.2

Supplemental Description of Transactions in the Shares that were Effected During the Past 60 Days - OFI

The identity of the person who effected the transaction, trading dates, number of shares of Common Stock sold and the price per share for all transactions in the shares of Common Stock within the last 60 days, which were all brokered transactions, are set forth on Exhibit 99.7 to the Initial Statement, Exhibit 99.7.1 to Amendment No. 1 or are set forth below:

	Trade Date	Shares	Price Per Share
OFI, on behalf of an advisory client	3/14/07	92	20.36
“	3/14/07	81	20.96
“	3/15/07	178	20.56
“	3/15/07	38	20.54
“	3/16/07	93	20.55
“	3/19/07	90	22.34
“	3/19/07	105	22.31
“	3/19/07	365	22.28
“	3/20/07	1,158	22.19
“	3/20/07	232	22.36
“	3/20/07	153	21.97
“	3/20/07	65	22.19
“	3/21/07	178	23.74
“	3/21/07	231	23.31
“	3/21/07	238	23.28
“	3/21/07	108	23.38
“	3/22/07	305	23.19
“	3/22/07	671	23.22